FIRST AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT

THIS AMENDMENT (“Amendment”) to the Sub-Advisory Agreement (“Agreement”) dated July 1, 2005, by and between Mercer Global Investments, Inc., a Delaware Corporation (the “Advisor”) and Pzena Investment Management LLC, a Delaware Limited Liability Company (the “Sub-Adviser”), is made effective this 8th day of February, 2007.

RECITALS

WHEREAS, the Agreement provides that the parties may mutually agree to supplement or amend any provision of the Agreement;
WHEREAS, the Sub-Adviser manages certain investments on behalf of the MGI Funds (the “Trust”) under the Agreement, as amended, with respect to the following Fund:

MGI US Large Cap Value Equity Fund, a series of the MGI Funds

WHEREAS, the Sub-Adviser and Advisor wish to amend the Agreement:

AGREEMENT

NOW THEREFORE, in consideration of the promises and mutual agreements set forth herein, the parties hereby agree to amend the Agreement, as follows:

1.	Exhibit A, the Fee Schedule of the Sub-Advisory Agreement is hereby deleted in its entirety and replaced with Exhibit A to this Amendment: and

2. All other terms and provisions of the Sub-Advisory Agreement shall remain in full force and effect, except as modified hereby.

Mercer Global Investments, Inc.	Pzena Investment Management LLC
By: /s/ Ravi Venkataraman Name: Ravi Venkataraman Title: Chief Investment Officer	By: /s/ William L. Lipsey Name: William L. Lipsey Title: Managing Principal

EXHIBIT A

SUB-ADVISORY AGREEMENT

BETWEEN

MERCER GLOBAL INVESTMENTS, INC.
AND
PZENA INVESTMENT MANAGEMENT, LLC

Effective Date: October 1, 2006

MGI US LARGE CAP VALUE EQUITY FUND

FEE SCHEDULE

(a)	For the first twenty-four (24) months of the Agreement, Sub-Advisor shall be paid a management fee calculated as follows:

Annual Fee   Net Value of Sub-Fund Assets*

0.45%    on the first $300 million

0.35%    on all assets over $300 million

* MGI Assets for purposes of this Schedule B shall mean all assets under management by the Sub-Investment Manager or its affiliates for accounts, including but not limited to collective investment schemes, mutual funds and other pooled investment vehicles, that are managed or advised by the Investment Manager or its affiliates under the same strategy, including Mercer Global Investments, Inc., Mercer Global Investments Canada Limited, and Mercer Global Investments Europe Limited.

(b)
On August 12, 2007, the net value of MGI Assets under Sub-Advisor’s management shall be reviewed and if the value of such assets does not equal or exceed $300 million (USD), the management fee shall be revised to conform to Sub-Advisor’s standard fee. If on August 12, 2007, the Net Value of MGI Assets under Sub-Advisor’s management equals or exceeds $300 million (USD), the management fee shall continue as set forth in paragraph 1 above.

PIM’s standard large cap fee schedule is as follows:

For Accounts Over $10 Million:
0.70 bps on 1st $25 m
0.50 bps on next $75 m
0.40 bps on next $200 m
0.35 bps on balance
For Accounts Below $10 Million:
1% per annum of up to $10 Million of assets
Minimum Fee: $35,000
Maximum Fee: $70,000